UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

RADISYS CORPORATION (RSYS)
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

750459109
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(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2011
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box Ô.

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 727,510 Common shares (3.0%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARES DISPOSITIVE POWER 727,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 727,510; for all reporting persons as a group, 4,527,463 shares (18.6%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 3.0%; for all reporting persons as a group, 18.6%.
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,742,682 Common shares (11.3%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARES DISPOSITIVE POWER 2,742,682
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,742,682 shares; for all reporting persons as a group, 4,527,463 shares (18.6%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 11.3%; for all reporting persons as a group, 18.6%.
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Canadian Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,095 Common shares (1.1%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARES DISPOSITIVE POWER 256,095
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 256,095 shares; for all reporting persons as a group, 4,527,463 shares (18.6%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.1%; for all reporting persons as a group, 18.6%.
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 801,176 Common shares (3.3%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARES DISPOSITIVE POWER 801,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 801,176 shares; for all reporting persons as a group, 4,527,463 shares (18.6%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 3.3%; for all reporting persons as a group, 18.6%.
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,527,463 Common shares (18.6%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARES DISPOSITIVE POWER 4,527,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 4,527,463; for all reporting persons as a group, 4,527,463 shares (18.6%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 18.6%; for all reporting persons as a group, 18.6%.
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 801,176 Common shares (3.3%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARES DISPOSITIVE POWER 801,176
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 801,176 shares; for all reporting persons as a group, 4,527,463 shares (18.6%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 3.3%; for all reporting persons as a group, 18.6%.
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,527,463 Common shares (18.6%)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARES DISPOSITIVE POWER 4,527,463
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 4,527,463; for all reporting persons as a group, 4,527,463 shares (18.6%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) TM
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 18.6%; for all reporting persons as a group, 18.6%.
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No.9 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Radisys Corporation. (“RSYS” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is supplemented by the following:

David Nierenberg, one of the Reporting Persons, has been appointed to the Board of Directors of the Company (the “Board”) effective March 16, 2011.

Item 5.  Interest in Securities of the Issuer

(a)           The Reporting Persons, in the aggregate, beneficially own 4,527,463 shares of Common Stock, constituting approximately 18.6% of the outstanding shares of Common Stock.

On March 16, 2011, the Company granted to the Reporting Persons 7,000 stock options in connection with the appointment of Mr. Nierenberg to the Board.  These options vest (subject to the terms of such options) as follows: (a) One-third of the total option shares shall vest and be exercisable after one year, and (b) thereafter, in equal monthly increments over the two succeeding years.  The stock options are not presently exercisable and the Reporting Persons disclaim beneficial ownership of these stock options at this time.  These stock options are allocated to the Reporting Persons as follows:

Family Fund             1,300 stock options

Bulldog Fund           5,100 stock options

Canadian Fund            600 stock options

(b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 727,510 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,742,682 shares of Common Stock held by the Bulldog Fund.

The Canadian Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 256,095 shares of Common Stock held by the Canadian Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 801,176 shares of Common Stock held by the Offshore Fund.

(c)  Except for the grant of stock options described in Item 5 (a,b) above, there have been no transactions affected by the Reporting Persons in securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of RSYS.

                                                                                                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                                                                                         D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., and D3 Family Canadian Fund, L.P.

                                                                                                     By:  Nierenberg Investment Management Company, Inc.

                                                                                                       Its:   General Partner

March 17, 2011                                                                            By: /s/ David Nierenberg
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                                                                                                                     David Nierenberg, President

                                                                                                        DIII Offshore Fund, L.P.

                                                                                                     By:  Nierenberg Investment Management Offshore, Inc.

                                                                                                       Its:   General Partner

March 17, 2011                                                                            By: /s/ David Nierenberg
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                                                                                                                     David Nierenberg, President

                                                                                                    Nierenberg Investment Management Company, Inc.

March 17, 2011                                                                           By: /s/ David Nierenberg
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                                                                                                                    David Nierenberg, President

                                                                                                     Nierenberg Investment Management Offshore, Inc.

March 17, 2011                                                                           By: /s/ David Nierenberg
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                                                                                                                    David Nierenberg, President

March 17, 2011                                                                           By: /s/ David Nierenberg
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                                                                                                                    David Nierenberg